UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                       Envision Development Corporation
                         ---------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        ------------------------------
                        (Title of Class of Securities)


                                  29410N 10 2
                         -----------------------------
                                (CUSIP Number)

                                James Weinstock
                            Chief Executive Officer
                                ZERO.NET, Inc.
                              650 Mission Street
                            San Francisco, CA 94105
                                (415) 369-3969
                         ------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 13, 2000
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

































                              PAGE 2 of 11 PAGES

                                 SCHEDULE 13D


CUSIP No.  294010N 10 2                        Page  2   of    5    Pages



 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


          ZERO.NET, Inc.           94-3327594
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /x/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

SHARES
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
      3,224,567; 35.9%



8
SHARED VOTING POWER



9
SOLE DISPOSITIVE POWER
      3,224,567; 35.9%



10
SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,224,567

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*       /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.9%

14   TYPE OF REPORTING PERSON*

          CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of Envision Development
Corporation, a Florida corporation ("Envision"). Envision's principal executive offices is located at 11701 NW 101st Road, Miami, FL 33178.

Item 2.   Identity and Background

          The name and principal business and office address of the person filing this Statement is ZERO.NET, Inc. (formerly known as ZeroDotNet, Inc.), a Delaware corporation ("ZERO.NET"), 650 Mission Street, San Francisco, California 94105. ZERO.NET is an Internet operating company primarily engaged in the development and implementation of a next-generation corporate portal. Its strategy involves the development and operation of Internet companies in which it has strategic equity positions.

          During the last five years, ZERO.NET has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ZERO.NET has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Information concerning the directors and executive officers of ZERO.NET is set forth on Appendix 1 to this Statement.

Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to three Contribution Commitment Agreements, dated January 20, 2000, (the "Contribution Agreements") between ZERO.NET and Alta Limited ("Alta"), ZERO.NET and Dominion Income Management Corp. ("Dominion Corp.")
and ZERO.NET and Dominion Income Management Corp. Profit Sharing Plan ("Dominion Plan"), ZERO.NET acquired 1,745,567 Shares from Alta for
16,538,586 shares of ZERO.NET Preferred A Stock, 679,000 Shares from Dominion Corp. for 4,258,136 shares of ZERO.NET Preferred A Stock and 800,000 Shares from Dominion Plan for 6,271,186 shares of ZERO.NET Preferred A Stock, respectively. Securities of ZERO.NET were issued pro rata to Alta, Dominion Corp. and Dominion Plan according to their respective pecuniary interests in the Shares, and transfer of the Shares was completed on April 13, 2000. No funds were used for the transaction. The transaction was a formation capitalization transaction to provide the initial capitalization for ZERO.NET. The only material assets of ZERO.NET after the transaction were the securities acquired from Alta, Dominion Corp. and Dominion Plan, who received the pro rata securities of ZERO.NET in exchange for the Shares, and were in the same pecuniary position before and after the transaction.

Item 4.   Purpose of Transaction

          ZERO.NET acquired the Shares to provide for the initial capitalization of ZERO.NET.

          Except as provided in this Statement, or in any amendment hereto, and except as already provided for by the Contribution Agreements, ZERO.NET does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of Envision or the disposition of securities of Envision, (b) an extraordinary corporate transaction involving Envision or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Envision or any of its subsidiaries, (d) any change in the present board or directors or management of Envision, (e) any material change in the present capitalization or dividend policy of Envision, (f) any other material change in Envision's business or corporate structure, (g) changes in Envision's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of Envision by any person, (h) causing a class of securities of Envision to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Envision becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

          ZERO.NET owns an aggregate of 3,224,567 Shares, which represents approximately 35.9% of the outstanding Shares. ZERO.NET has the sole power to vote or to dispose of the Shares.

          Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          On April 20, 2000, Garrick Hileman, a former member of the Board of Directors (the "Board") of Envision, resigned, and James Weinstock, the Chief Executive Officer and a member of the Board of ZERO.NET, was elected by the Envision's Board for the balance of Garrick Hileman's unexpired term. Sunny Vanderbeck and Dean Willard were elected by Envision's Board as members since January, 2000. Dean Willard has been a member of the Board of ZERO.NET since its inception. Sunny Vanderbeck has been a member of the Board of ZERO.NET since January, 2000.

Item 7.

Exhibit 1 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Alta Limited

Exhibit 2 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp.

Exhibit 3 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp. Profit Sharing Plan


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 24, 2000

ZERO.NET, INC.









By: /s/ James Weinstock
    ---------------------
    Name:  James Weinstock
    Title:  Chief Executive Officer

                                  APPENDIX 1

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR OF ZERO.NET

Sunny Vanderbeck, Chairman and Chief Executive Officer, Data Return Corporation; Millennium Center, 222 West Las Colinas Boulevard, Suite 450 E, Irving, Texas 75039

Davis Weinstock, Chairman and Managing Partner, Clark and Weinstock, Inc.; 52 Vanderbilt Avenue, New York, New York 10017-3705

James Weinstock, Chief Executive Officer, ZERO.NET, Inc.; 650 Mission Street, San Francisco, California 94105

Dean M. Willard, Chairman of the Board and Chief Executive Officer, Automotive Performance Group; 7341 Anaconda Avenue, Garden Grove, California 91801

John Wren, Chief Executive Officer and President, Omnicom Group, Inc.; 437 Madison Avenue, New York, New York 10022

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH EXECUTIVE OFFICER OF ZERO.NET

The business address of each executive officer of ZERO.NET is 650 Mission Street, San Francisco, California 94105.

James B. Weinstock, Chief Executive Officer

Douglas Moore, President and Chief Operating Officer

Cindy Seremek, Vice President and Chief Financial Officer


All of the foregoing officers and directors of ZERO.NET are U.S. citizens.

During the last five years, none of the foregoing officers and directors of ZERO.NET has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the foregoing officers and directors of ZERO.NET has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Exhibit 1

                       CONTRIBUTION COMMITMENT AGREEMENT

THIS AGREEMENT, by and between ZeroDotNet, Inc. ("ZERO.NET") and Alta Ltd. ("Alta") witnesses as follows:

                                   Recitals

         WHEREAS ZERO.NET is engaged in an initial capitalization transaction whereby it is to exchange its shares on the effective date for a portion of the shares of Envision Development Corp. ("EDV") (the "Contribution Transaction"); And

         WHEREAS after the Contribution Transaction the shares of EDV received are to constitute all the material assets of ZERO.NET; And

         WHEREAS the Contribution Transaction is to be structured such that each initial contributing party shall receive a pro rata portion of the shares of ZERO.NET such that a contributing party, although no longer direct owner of EDV, shall have the same pecuniary interest in the shares of EDV after the Contribution Transaction as prior to the Contribution Transaction; And

         WHEREAS, Alta (the "Contributing Party") desires to exchange an interest it owns in EDV (the "Contributed Shares") as a part of the Contribution Transaction in exchange for an interest in ZERO.NET, which shall leave the Contributing Party's pecuniary position in EDV the same both before and after the exchange so that as to the Contributing Party there is no change in pecuniary position immediately before or after the transaction on the effective date;

         WHEREAS, the parties desire to memorialize this exchange as provided herein, it is now therefore agreed as follows:

                                   Agreement

1. Contributions. The Contributing Party agrees to commit to contribute as part of the Contribution Transaction 1,745,567 shares of EDV to ZERO.NET in exchange for which ZERO.NET agrees to accept any margin debt relating to these shares and to issue to Contributing Party 16,538,586 shares of ZERO.NET Preferred A Stock, which as of the effective date shall not change the Contributing Party's pecuniary interest in EDV. This contribution is subject to approval by the Board of Directors of EDV that they shall approve transfer of voting rights to ZERO.NET on these shares, pursuant to Florida law relative to EDV.

2. Contributing Party's Representations and Warranties. The Contributing Party represents and warrants as follows:

         2.1 It is the legal owner of the Contributed Shares and has the right and authority to transfer the same to ZERO.NET in exchange for an interest in ZERO.NET, so that the Contributing Party's pecuniary interest in EDV immediately after the transfer is equivalent to its pecuniary interest in EDV immediately before the transfer.

         2.2 It has made or shall make and carry out all arrangements to, and at its expense, shall obtain any and all corporate, contractual, state, federal and any other legal authority necessary to transfer the Contributed Shares to ZERO.NET.

         2.3 It either has executed and delivered or shall execute and deliver all assignments, requests and documents, and otherwise take all other action necessary to transfer the Contributed Shares to ZERO.NET on the books of EDV.

3. ZERO.NET's Agreement to Comply With All Applicable Laws and Restrictions. ZERO.NET covenants that

         3.1 It qualifies as and is an "accredited investor" as that term is described in Rule 501 of Regulation D.

         3.2 ZERO.NET further covenants and agrees that it shall adhere to any and all covenants and restrictions in connection with the Contributed Shares, and that it shall hold the Contributed Shares as required under Rule 144.

         3.3 The shares ZERO.NET shall issue in exchange for EDV constitute, as to Contributing Party, an equivalent pecuniary interest with respect to EDV as Contributing Party had prior to the contribution.

4.       Effective Date.  The Effective Date of this transaction is January
         20, 2000.

         DATED THIS 20th day of January, 2000


ZERODOTNET, Inc.

ALTA LTD.







By /s/ Ann L. Evans
   ----------------
   Ann L. Evans, Secretary

By /s/ Diane Stanley
   -----------------
   Diane Stanley, Director

Exhibit 2

                       CONTRIBUTION COMMITMENT AGREEMENT

THIS AGREEMENT, by and between ZeroDotNet, Inc. ("ZERO.NET") and Dominion Income Management Corp. ("Dominion") witnesses as follows:

                                   Recitals

         WHEREAS ZERO.NET is engaged in an initial capitalization transaction whereby it is to exchange its shares on the effective date for a portion of the shares of Envision Development Corp. ("EDV") (the "Contribution Transaction"); And

         WHEREAS after the Contribution Transaction the shares of EDV received are to constitute all the material assets of ZERO.NET; And

         WHEREAS the Contribution Transaction is to be structured such that each initial contributing party shall receive a pro rata portion of the shares of ZERO.NET such that a contributing party, although no longer direct owner of EDV, shall have the same pecuniary interest in the shares of EDV after the Contribution Transaction as prior to the Contribution Transaction; And

         WHEREAS, Dominion (the "Contributing Party") desires to exchange an interest it owns in EDV (the "Contributed Shares") as a part of the Contribution Transaction in exchange for an interest in ZERO.NET, which shall leave the Contributing Party's pecuniary position in EDV the same both before and after the exchange so that as to the Contributing Party there is no change in pecuniary position immediately before or after the transaction on the effective date;

         WHEREAS, the parties desire to memorialize this exchange as provided herein, it is now therefore agreed as follows:

                                   Agreement

1. Contributions. The Contributing Party agrees to commit to contribute as part of the Contribution Transaction 679,000 shares of EDV to ZERO.NET in exchange for which ZERO.NET agrees to accept any margin debt relating to these shares and to issue to Contributing Party 4,258,136 shares of ZERO.NET Preferred A Stock, which as of the effective date shall not change the Contributing Party's pecuniary interest in EDV. This contribution is subject to approval by the Board of Directors of EDV that they shall approve transfer of voting rights to ZERO.NET on these shares, pursuant to Florida law relative to EDV.

2. Contributing Party's Representations and Warranties. The Contributing Party represents and warrants as follows:

    2.1 It is the legal owner of the Contributed Shares and has the right and authority to transfer the same to ZERO.NET in exchange for an interest in ZERO.NET, so that the Contributing Party's pecuniary interest in EDV immediately after the transfer is equivalent to its pecuniary interest in EDV immediately before the transfer.

    2.2 It has made or shall make and carry out all arrangements to, and at its expense, shall obtain any and all corporate, contractual, state, federal and any other legal authority necessary to transfer the Contributed Shares to ZERO.NET.

    2.3 It either has executed and delivered or shall execute and deliver all assignments, requests and documents, and otherwise take all other action necessary to transfer the Contributed Shares to ZERO.NET on the books of EDV.

3. ZERO.NET's Agreement to Comply With All Applicable Laws and Restrictions. ZERO.NET covenants that

    3.1 It qualifies as and is an "accredited investor" as that term is described in Rule 501 of Regulation D.

    3.2 ZERO.NET further covenants and agrees that it shall adhere to any and all covenants and restrictions in connection with the Contributed Shares, and that it shall hold the Contributed Shares as required under Rule 144.

    3.3 The shares ZERO.NET shall issue in exchange for EDV constitute, as to Contributing Party, an equivalent pecuniary interest with respect to EDV as Contributing Party had prior to the contribution.

4.  Effective Date.  The Effective Date of this transaction is January 20,
    2000.

    DATED THIS 20th day of January, 2000


ZERODOTNET, Inc.

DOMINION INCOME MANAGEMENT
CORP.







By /s/ Ann L. Evans
   --------------------
   Ann L. Evans, Secretary

By /s/ Andrew L. Evans
   ----------------------
   Andrew L. Evans, CEO

Exhibit 3

                       CONTRIBUTION COMMITMENT AGREEMENT

THIS AGREEMENT, by and between ZeroDotNet, Inc. ("ZERO.NET") and Dominion Income Management Corp. Profit Sharing Plan ("Profit Sharing") witnesses as follows:

                                   Recitals

         WHEREAS ZERO.NET is engaged in an initial capitalization transaction whereby it is to exchange its shares on the effective date for a portion of the shares of Envision Development Corp. ("EDV") (the "Contribution Transaction"); And

         WHEREAS after the Contribution Transaction the shares of EDV received are to constitute all the material assets of ZERO.NET; And

         WHEREAS the Contribution Transaction is to be structured such that each initial contributing party shall receive a pro rata portion of the shares of ZERO.NET such that a contributing party, although no longer direct owner of EDV, shall have the same pecuniary interest in the shares of EDV after the Contribution Transaction as prior to the Contribution Transaction; And

         WHEREAS, Profit Sharing (the "Contributing Party") desires to exchange an interest it owns in EDV (the "Contributed Shares") as a part of the Contribution Transaction in exchange for an interest in ZERO.NET, which shall leave the Contributing Party's pecuniary position in EDV the same both before and after the exchange so that as to the Contributing Party there is no change in pecuniary position immediately before or after the transaction on the effective date;

         WHEREAS, the parties desire to memorialize this exchange as provided herein, it is now therefore agreed as follows:

                                   Agreement

1. Contributions. The Contributing Party agrees to commit to contribute as part of the Contribution Transaction 800,000 shares of EDV to ZERO.NET in exchange for which ZERO.NET agrees to accept any margin debt relating to these shares and to issue to Contributing Party 6,271,186 shares of ZERO.NET Preferred A Stock, which as of the effective date shall not change the Contributing Party's pecuniary interest in EDV. This contribution is subject to approval by the Board of Directors of EDV that they shall approve transfer of voting rights to ZERO.NET on these shares, pursuant to Florida law relative to EDV.

2. Contributing Party's Representations and Warranties. The Contributing Party represents and warrants as follows:

    2.1 It is the legal owner of the Contributed Shares and has the right and authority to transfer the same to ZERO.NET in exchange for an interest in ZERO.NET, so that the Contributing Party's pecuniary interest in EDV immediately after the transfer is equivalent to its pecuniary interest in EDV immediately before the transfer.

    2.2 It has made or shall make and carry out all arrangements to, and at its expense, shall obtain any and all corporate, contractual, state, federal and any other legal authority necessary to transfer the Contributed Shares to ZERO.NET.

    2.3 It either has executed and delivered or shall execute and deliver all assignments, requests and documents, and otherwise take all other action necessary to transfer the Contributed Shares to ZERO.NET on the books of EDV.

3. ZERO.NET's Agreement to Comply With All Applicable Laws and Restrictions. ZERO.NET covenants that

    3.1 It qualifies as and is an "accredited investor" as that term is described in Rule 501 of Regulation D.

    3.2 ZERO.NET further covenants and agrees that it shall adhere to any and all covenants and restrictions in connection with the Contributed Shares, and that it shall hold the Contributed Shares as required under Rule 144.

    3.3 The shares ZERO.NET shall issue in exchange for EDV constitute, as to Contributing Party, an equivalent pecuniary interest with respect to EDV as Contributing Party had prior to the contribution.

4.  Effective Date.  The Effective Date of this transaction is January 20,
    2000.

    DATED THIS 20th day of January, 2000


ZERODOTNET, Inc.

DOMINION INCOME MANAGEMENT
CORP. PROFIT SHARING PLAN







By /s/ Ann L. Evans
   ---------------------
Ann L. Evans, Secretary

By /s/ Andrew L. Evans
   ---------------------
   Andrew L. Evans, CEO